UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PHH CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

693320202

(CUSIP Number of Class of Securities)

William F. Brown, Esq.

Senior Vice President, General Counsel and Secretary

PHH Corporation

3000 Leadenhall Road

Mt. Laurel, New Jersey 08054

(856) 917-1744
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Wm. David Chalk, Esq.

Penny J. Minna, Esq.

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$266,000,000	$30,829.40

*

Calculated solely for purposes of determining the filing fee. This amount is based upon the offer to purchase shares of common stock of PHH Corporation for an aggregate purchase price of up to $266 million in cash at a price not greater than $14.25 and not less $13.45 per share in cash.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $30,829.40	Filing Party: PHH Corporation
	Form or Registration No.: Schedule TO	Date Filed: August 11, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2017 (together with the Amendment, the “Schedule TO”), by PHH Corporation, a Maryland corporation (the “Company” or “PHH “), relating to the offer to purchase its shares of common stock, par value $0.01 per share (the “Shares”), for an aggregate purchase price of up to $266 million in cash pursuant to (i) auction tenders at prices specified by the tendering stockholders (in increments of $0.05) of not greater than $14.25 per Share nor less than $13.45 per Share (“Auction Tenders”), or (ii) purchase price tenders pursuant to which stockholders indicate they are willing to sell their Shares to PHH at the Purchase Price (as defined below) determined in the Offer (as defined below) (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 11, 2017 (the “Original Offer to Purchase”), a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO, as amended and supplemented by the Supplement to Offer to Purchase, dated August 25, 2017 (the “Supplement”) filed as Exhibit (a)(1)(viii) hereto (the Original Offer to Purchase as so amended and supplemented by the Supplement, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (“Letter of Transmittal,” which together, as each may be amended or supplemented from time to time, constitute the “Offer”).

This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Exchange Act. Only those items reported in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Original Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information in the Supplement is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

As of August 24, 2017, 43,344 Shares have been tendered and not withdrawn.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11, inclusive, of the Schedule TO are hereby amended and supplemented to reflect the extension of expiration date for the Offer to 12:01 a.m., New York City time, on September 11, 2017, unless the Offer is extended or withdrawn.  Accordingly, the defined term “Expiration Date” shall now mean, and all references to “11:59 p.m., New York City time, on September 8, 2017” (or variations thereof), shall now refer to, 12:01 a.m., New York City time, on September 11, 2017, unless the Offer is extended or withdrawn, in each case, as used in, or incorporated by reference from the Original Offer to Purchase into, the Schedule TO.

Item 1.                                 Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

•                  The second to last full paragraph under Question 10 of the “Summary Term Sheet” of the Original Offer to Purchase and incorporated by reference into this Item 1 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

“We are not aware of any state where the making of the Offer is not in compliance with applicable law. If we become aware of any state where the making of the Offer is not in compliance with the laws of such state, we will make a good faith effort to comply with the applicable state law. If, after good faith effort, we cannot comply with the applicable state law, we will not make the Offer to the holders of Shares residing in that state where we are prohibited from making the Offer by administrative or judicial action pursuant to such state law. In any state where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state.”

•                  The third sentence of Question 12 of the “Summary Term Sheet” of the Original Offer to Purchase and incorporated by reference into this Item 1 of the Schedule TO, is hereby amended and restated to read in its entirety as follows:

“In addition, in accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not accepted your tendered Shares for payment by October 6, 2017, the 40th business day following the commencement of the Offer, you may thereafter withdraw your tendered Shares and submit a Notice of Withdrawal after October 6, 2017.”

Item 2.                                 Subject Company Information.

(c) Trading Market and Price.  The reference to “September 8, 2017” set forth in the Original Offer to Purchase in Section 8 under the heading, “Price Range of Shares; Dividends” and incorporated by reference into this Item 2 of the Schedule TO shall now refer to “September 11, 2017”.

Item 4.                                 Terms of the Transaction.

(a) Material Terms. The material terms of the transaction incorporated into the Schedule TO by reference from the Original Offer to Purchase under the following Sections and headings, as applicable, are amended and supplemented as herein set forth:

•                  The amendments and supplements to the “Summary Term Sheet” set forth above in Item 1 of this Amendment are incorporated herein by reference.

•                  The second sentence of the first paragraph set forth in Section 4 of the Original Offer to Purchase under the heading, “Withdrawal Rights” and incorporated by reference into this Item 4 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

“In addition, in accordance with Rule 13e-4(f)(2)(ii) of the Exchange Act, if we have not accepted your tendered Shares for payment by October 6, 2017, the 40th business day following the commencement of the Offer, you may thereafter withdraw your tendered Shares and submit a Notice of Withdrawal after October 6, 2017.”

•                  The first full paragraph set forth in Section 16 of the Original Offer to Purchase under the heading “Miscellaneous” and incorporated by reference into this Item 4 of the Schedule TO is hereby amended and restated to read in its entirety as follows:

“We are not aware of any state where the making of the Offer is not in compliance with applicable law. If we become aware of any state where the making of the Offer is not in compliance with the laws of such state, we will make a good faith effort to comply with the applicable state law. If, after good faith effort, we cannot comply with the applicable state law, we will not make the Offer to the holders of Shares residing in that state where we are prohibited from making the Offer by administrative or judicial action pursuant to such state law. In any state where the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such state.”

Item 5.                                 Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The reference to “Section 5 under the heading, ‘Price Range of Common Stock; Dividends,’” in Item 5 of the Schedule TO is hereby amended to be “Section 8 under the heading, ‘Price Range of Shares; Dividends,’”.

Item 9.                                 Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitation or Recommendation. The amendments and supplements to the “Summary Term Sheet” set forth above in Item 1 of this Amendment are incorporated herein by reference.

Item 11.                          Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information in the first and second paragraph set forth under the heading “Available Information and Incorporation of Documents by Reference” incorporated into the Schedule TO by reference from Section 10 of the Original Offer to Purchase under the heading “Certain Information Concerning the Company” is hereby amended and restated to read in its entirety as follows:

“We file reports and other information with the SEC. The following documents are hereby incorporated by reference and shall be considered to be a part of this Offer to Purchase:

•        Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on February 28, 2017 (including all exhibits thereto);

•        Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 10, 2017, and for the quarter ended June 30, 2017, filed with the SEC on August 9, 2017;

•        Definitive Proxy Statements of the Company on Schedule 14A filed on April 28, 2017, May 9, 2017 and May 10, 2017; and

•        Current Reports on Form 8-K filed with the SEC on January 30, 2017, February 15, 2017, March 30, 2017, April 28, 2017, May 9, 2017, May 31, 2017, June 19, 2017, June 29, 2017, July 5, 2017, July 18, 2017, August 8, 2017, August 11, 2017 and August 23, 2017.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC a tender offer statement on Schedule TO.  Please note that the Schedule TO to which this Offer to Purchase relates does not permit forward incorporation by reference. If a material change occurs in the information set forth in this Offer to Purchase, we will amend the Schedule TO accordingly, and such amendments will be inclusive of updated periodic report filings made by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as applicable, as of the date of such amendment.  No documents or information that are deemed to have been furnished and not filed in accordance with the SEC’s rules are incorporated herein by reference, unless otherwise specifically indicated in such document. Any statement contained in a document or report incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained herein that also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase.”

(c) Other Material Information. The amendments and supplements to the Original Offer to Purchase and the related Letter of Transmittal set forth in the Supplement, filed to this Amendment as Exhibit (a)(1)(viii), are incorporated herein by reference.

Item 12.                          Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(1)(viii)	Supplement to Offer to Purchase, dated August 25, 2017.
(a)(5)(v)	Press Release announcing the extension of the Expiration Date of the Offer, dated August 25, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2017
PHH CORPORATION

	By:	/s/ Michael R. Bogansky
	Name:	Michael R. Bogansky
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated August 11, 2017 (previously filed with Schedule TO on August 11, 2017).
(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (previously filed with Schedule TO on August 11, 2017).
(a)(1)(iii)	Notice of Guaranteed Delivery (previously filed with Schedule TO on August 11, 2017).
(a)(1)(iv)	Form of Notice of Withdrawal (previously filed with Schedule TO on August 11, 2017).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (previously filed with Schedule TO on August 11, 2017).
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (previously filed with Schedule TO on August 11, 2017).
(a)(1)(vii)	Advertisement announcing the commencement of the Offer (previously filed with Schedule TO on August 11, 2017).
(a)(1)(viii)*	Supplement to Offer to Purchase, dated August 25, 2017.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)

Press Release including announcement of intention to commence the Offer, dated August 8, 2017 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 8, 2017)

(a)(5)(ii)	Investor Presentation announcing intention to commence the Offer, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).
(a)(5)(iii)	Conference call transcript, dated August 9, 2017 (incorporated by reference to the Schedule TO-C filed on August 9, 2017).
(a)(5)(iv)	Press Release announcing the commencement of the Offer, dated August 11, 2017 (previously filed with Schedule TO on August 11, 2017).
(a)(5)(v)*	Press Release announcing the extension of the Expiration Date of the Offer, dated August 25, 2017.
(b)	Not applicable.
(d)(1)	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 21, 2015).
(d)(2)

PHH Corporation Unanimous Written Consent of the Board of Directors effective August 18, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 20, 2010).

(d)(3)	Form of 2011 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on November 18, 2011).
(d)(4)	Form of September 2012 Non-Qualified Stock Option Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on October 3, 2012).
(d)(5)

Form of Amendment, dated as of July 11, 2014, to the Restricted Stock Unit Award Agreements (incorporated by reference to Exhibit 10.7.1 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(6)

Form of Amendment, dated as of July 11, 2014, to the Non-Qualified Stock Option Award Agreements (incorporated by reference to Exhibit 10.7.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(7)	PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 29, 2014).
(d)(8)

Form of 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(9)

Form of September 2014 Restricted Stock Unit Award Notice and Agreement, as amended (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(10)

Form of October 2014 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

Exhibit No.	Description
(d)(11)

Form of October 2014 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(12)

Form of 2015 Restricted Stock Unit Award Notice and Agreement (Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(13)

Form of 2015 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015 filed on May 7, 2015).

(d)(14)

Form of 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.11 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(15)

Form of 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(16)

Form of May 2016 Performance Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(17)

Form of May 2016 Restricted Stock Unit Award Notice and Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(18)

Form of Amendment to the 2015 Performance Restricted Stock Unit Award Pursuant to the PHH Corporation 2014 Equity and Incentive Plan (incorporated by reference to Exhibit 10.6.11 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 filed on February 28, 2017).

(d)(19)

PHH Corporation Equity Compensation Program for Non-Employee Directors (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).

(d)(20)

Form of 2014 Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2014 filed on November 5, 2014).

(d)(21)	PHH Corporation Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on October 3, 2012).
(d)(22)	Amended and Restated Tier I Severance Pay Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 25, 2016).
(d)(23)	PHH Corporation Tier II Severance Pay Plan (incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on February 27, 2015).
(d)(24)

PHH 2015 Corporation Management Incentive Plan (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016 filed on August 9, 2016).

(d)(25)

First Amendment To The PHH Corporation Equity Compensation Program For Non-Employee Directors (Under the PHH Corporation 2014 Equity and Incentive Plan) (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(26)

Severance Letter Agreement dated March 29, 2017 to William F. Brown from PHH Corporation(incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(27)

Severance Letter Agreement dated March 29, 2017 to Leith Kaplan from PHH Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(28)

Employment Agreement effective as of March 30, 2017 between PHH Corporation and Rob Crowl (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

Exhibit No.	Description
(d)(29)

Employment Agreement effective as of March 30, 2017 between PHH Corporation and Michael Bogansky (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(30)

Form of 2017 Cash Performance Incentive Award Pursuant to the PHH Corporation 2014 Equity And Incentive Plan (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(d)(31)

Form of PHH Corporation Management Incentive Plan 2017 Award Notice (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed on May 10, 2017).

(g)	Not applicable
(h)	Not applicable

*  Filed herewith.